UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June 2023

Commission File Number: 001-41516

TH International Limited

2501 Central Plaza

227 Huangpi North Road

Shanghai, People’s Republic of China, 200003

+86-021-6136-6616

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

As previously disclosed, on May 12, 2023, TH International Limited, a Cayman Islands exempted company (the “Company”), announced the commencement of an exchange offer (the “Offer”) and consent solicitation (the “Consent Solicitation”) relating to its outstanding (i) public warrants to purchase ordinary shares of the Company, par value $0.00000939586994067732 per share (the “Ordinary Shares”), which warrants trade on The Nasdaq Capital Market under the symbol “THCHW” (the “public warrants”), and (ii) private placement warrants to purchase Ordinary Shares (the “private placement warrants” and, together with the public warrants, the “warrants”). The Company offered to all holders of the warrants the opportunity to receive 0.24 Ordinary Shares in exchange for each outstanding warrant tendered by the holder and exchanged pursuant to the Offer. Concurrently with the Offer, the Company solicited consents from holders of the warrants to amend the warrant agreement that governs all of the warrants (the “Warrant Agreement”) to permit the Company to require that each warrant that is outstanding upon the closing of the Offer be exchanged for 0.216 Ordinary Shares, which is a ratio 10% less than the exchange ratio applicable to the Offer (such amendment, the “Warrant Amendment”).

The Offer and Consent Solicitation expired at 11:59 p.m., Eastern Time, on June 9, 2023. The Company has been advised that 14,073,888 public warrants and 5,650,000 private placement warrants, or approximately 81.6% of the outstanding public warrants and 100% of the outstanding private placement warrants, respectively, were validly tendered and not validly withdrawn prior to the expiration of the Offer and Consent Solicitation. The Company expects to accept all validly tendered warrants for exchange and settlement on or before June 14, 2023.

In addition, pursuant to the Consent Solicitation, the Company received the approval of parties representing approximately 81.6% of the outstanding public warrants and approximately 100% of the outstanding private placement warrants to enter into the Warrant Amendment, which exceeds the threshold of 50% of each of the outstanding public warrants and outstanding private placement warrants required to effect the Warrant Amendment. Accordingly, the Company and Continental Stock Transfer & Trust Company entered into the Warrant Amendment, dated June 12, 2023, and the Company announced that it will exercise its right, in accordance with the terms of the Warrant Amendment, to exchange each warrant that is outstanding upon the closing of the Offer for 0.216 Ordinary Shares per warrant (the “Post-Offer Exchange”). The Company has fixed the date for the Post-Offer Exchange as June 27, 2023.

In exchange for the tendered warrants and following the Post-Offer Exchange, the Company will issue 5,419,773 Ordinary Shares, par value $0.00000939586994067732 per share (the “Exchange Shares”). Such Exchange Shares will represent 3.38% of the total amount of outstanding Ordinary Shares as of June 12, 2023. The Exchange Shares were registered with the U.S. Securities and Exchange Commission (the “Commission”) pursuant to a registration statement on Form F-4, which was declared effective by the Commission on June 8, 2023.

The foregoing description of the Warrant Amendment is qualified in its entirety by reference to the Warrant Amendment, which is filed as Exhibit 4.1 to this Current Report on Form 6-K and is incorporated by reference herein.

No Offer or Solicitation

This announcement is for informational purposes only and shall not constitute an offer to purchase or a solicitation of an offer to sell the warrants or an offer to sell or a solicitation of an offer to buy any ordinary shares in any state in which such offer, solicitation, or sale would be unlawful before registration or qualification under the laws of any such state. The Offer and Consent Solicitation were made only through, and pursuant to the terms and conditions set forth in, the Company’s Schedule TO, prospectus/offer to exchange, and related letter of transmittal, and the complete terms and conditions of the Offer and Consent Solicitation are set forth in the Schedule TO, prospectus/offer to exchange, and related letter of transmittal.

A registration statement on Form F-4 filed by the Company with the Commission registering the ordinary shares issuable in the Offer and the Post-Offer Exchange was declared effective by the Commission on June 8, 2023.

Forward-Looking Statements

Certain statements in this Current Report on Form 6-K may be considered forward-looking statements within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts and generally relate to future events or the Company’s future financial or other performance metrics. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “will,” “potentially,” “estimate,” “continue,” “anticipate,” “intend,” “could,” “would,” “project,” “target,” “plan,” “expect,” or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks and uncertainties, which could cause actual results to differ materially from those expressed or implied by such forward looking statements. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by the Company and its management, as the case may be, are inherently uncertain and subject to material change. Factors that may cause actual results to differ materially from current expectations include various factors beyond management’s control, including, but not limited to, our ability to successfully exercise the remaining warrants pursuant to the Warrant Amendment; general economic conditions and other risks, uncertainties and factors set forth in the sections entitled “Risk Factors” and “Forward-Looking Statements” in the Company’s Annual Report on Form 20-F, and other filings it makes with the Securities and Exchange Commission. Nothing in this Current Report on Form 6-K should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements in this communication, which speak only as of the date they are made and are qualified in their entirety by reference to the cautionary statements herein. Except as required by law, the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

INDEX TO EXHIBITS

Exhibit Number	Exhibit Title
4.1	Amendment No. 1 to Assignment, Assumption and Amended & Restated Warrant Agreement, dated June 12, 2023, by and between Continental Stock Transfer & Trust Company and the Company
99.1	Press Release, dated June 12, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TH International Limited

Date: June 12, 2023	/s/ Dong Li
Dong Li
Chief Financial Officer